October 24, 2007
Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Mobility Electronics, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 16, 2007 (“Form 10-K”)
File No. 000-30907
Dear Ms. Collins:
     On behalf of Mobility Electronics, Inc. (the “Company”), this letter is in response to the comments contained in the Staff’s letter (the “Comment Letter”) dated October 10, 2007, regarding the Company’s above-identified Form 10-K.
     Please note that the Staff’s letter was addressed to the Company’s former President and Chief Executive Officer, Charles Mollo. For future reference, as of June 11, 2007, Michael D. Heil serves as the Company’s new President and Chief Executive Officer.
     The responses set forth below correspond to the numbers assigned in the Comment Letter.
Form 10-K for the Year Ended December 31, 2006
Note 2: Summary of Significant Accounting Policies
(n) Stock-Based Compensation, page 51
1.	We note your response to our prior comment 1 and your SAB 99 analysis with regards to the Company’s cumulative adjustment in fiscal 2006 to correct the accounting for your historical stock option grants. We further note that the adjustments recorded in fiscal 2004 were 16% of pre-adjusted net loss, which from a quantitative aspect are clearly material to the Company’s financial statements. We do not believe that the Company’s discussion of the various

Kathleen Collins
July 20, 2007

qualitative factors considered in your SAB 99 analysis has adequately supported your conclusions that the fiscal 2004 financial statements were not materially misstated. Accordingly, please explain how the Company and your independent auditors determined that it was appropriate to correct these errors via a cumulative adjustment upon the adoption of SAB 108 or revise to restate your previously issued financial statements and include all of the disclosures as required by the “Sample Letter in Response to Inquiries Related to Filing Restated Financial Statements for Errors in Accounting for Stock Option Grants.”
      Response:
     In performing its analysis of materiality in accordance with SAB 99, the Company and its independent auditors considered whether there was a substantial likelihood that the judgment of a reasonable person would be changed or influenced by the errors related to accounting for historical stock option grants. Based on its analysis, the Company believes that the judgment of an investor in 2004, or any other period considered, would not have been influenced or changed by the correcting adjustments and determined the financial statements as presented for 2004, as well as for all other periods, were not materially misstated.
     Upon performing its SAB 99 materiality analysis during the fourth quarter of 2006, as presented in the Company’s response letter dated July 20, 2007, the Company consulted its external auditors, KPMG LLP. The local audit engagement team reviewed the Company’s SAB 99 materiality analysis and agreed with the Company’s conclusion that the errors for historical stock option grants were not material to any previously reported period. Furthermore, the local KPMG engagement team consulted with Carmen Bailey and Brian Roberson, partners in KPMG’s Department of Professional Practice (“DPP”), regarding the Company’s SAB 99 materiality analysis in conjunction with the 2006 audit and subsequent to the Company receiving your comment letter dated October 10, 2007. KPMG’s DPP concurred with the Company’s conclusion that the errors for historical stock option grants were not material to any previously reported period.
     The Company will highlight the following qualitative factors that were considered in its SAB 99 analysis, as follows:
     Earnings Trends: The following chart and corresponding data table clearly illustrate how the pre-adjusted (reported) historical net income (loss) does not mask a change in earnings or other trends when compared to the adjusted net income (loss) by reporting period.

Kathleen Collins
July 20, 2007

Dollars in ’000s	12/31/00	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
Reported net income (loss)	(15,335)	(19,684)	(18,863)	(4,464)	(2,200)	5,007	(16,842)
Uncorrected errors	(45)	(99)	(101)	(268)	(351)	45	35
Adjusted net income (loss)	(15,380)	(19,783)	(18,964)	(4,732)	(2,551)	5,052	(16,807)
% Change in income (loss)	0.3%	0.5%	0.5%	6.0%	16.0%	0.9%	0.2%
     As the trend lines are nearly identical, the Company does not believe a reasonable investor would consider the error in 2004, or any other year, to be material.
     The Company has, from its inception in 1995 through 2006 accumulated a deficit of $118.5 million. On an annual basis, the Company historically reported annual losses in the tens of millions of dollars. In 2003, the Company began to report losses of less than $5 million per year, primarily as a result of increased revenues compared to relatively consistent operating expenses. To illustrate, the Company experienced year-over-year revenue growth in 2003 and 2004 of approximately 65% and 38%, respectively. 2005 was the only year in which the Company has ever reported net income, which was solely a result of a one-time non-operating gain of $11.6 million on the sale of a portfolio of patents. Without this one-time non-operating gain, the 2005 results would have been a loss of $6.6 million, which is more in line with the Company’s results in 2003. Although the 2004 results began to approach a break-even point, excluding the 2005 non-operating gains, the Company has continued its historical trend of operating losses. The Company has reported a net loss of $6.8 million through the six months ended June 30, 2007.

Kathleen Collins
July 20, 2007

     Abnormal Near Break Even Periods: It is only because the Company’s loss approached break-even in 2004 that the error is quantitatively significant in 2004. The error in 2004 is approximately 2% when compared to normalized levels of losses outside of the period in which the Company approached break-even levels. As shown by the Company’s results in 2006 and in the first half of 2007, the years that the Company approached breakeven profits were abnormal.
     Furthermore, the chart above illustrates that the errors neither changed a reported loss into income or vice versa for any period. Also, the errors do not involve concealment of an unlawful transaction for any period.
     Investor Expectations: As noted above, revenue growth compared to relatively consistent operating expense was the primary driver of the Company’s near break-even results in 2004. Since the Company has never achieved profitability from operations, the Company believes that its investors and analysts, as reasonable persons, have primarily based their investment decisions on the Company’s revenue growth and its customer relationships.
     Quantification, in percentage terms, of the magnitude of a misstatement is only the beginning of an analysis of materiality. Materiality concerns the significance of an item to users of the Company’s financial statements. Accordingly, the Company has determined, and its independent auditors have concurred that, through the qualitative aspects of its SAB 99 materiality analysis, the errors were not material to any previously reported period, including for the year ended December 31, 2004.
     The Company determined that the appropriate course of action with respect to all uncorrected errors was to record the cumulative expense under the iron curtain method when the errors were identified and quantified, during the fourth quarter of 2006, as the Company concluded that this adjustment was not material to 2006. The Company did not record a SAB 108 cumulative effect adjustment. The Company has historically assessed uncorrected misstatements using the rollover method; therefore, the Company did assess the impact of this adjustment along with known prior period uncorrected misstatements for each of the periods impacted using the rollover method and concluded that the prior periods were materially correct.
     As requested pursuant to the Comment Letter, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Kathleen Collins
July 20, 2007

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact me at (480) 477-3636 to discuss any questions you may have.

Sincerely, MOBILITY ELECTRONICS, INC.
/s/ Joan W. Brubacher
Joan W. Brubacher
Executive Vice President & CFO

cc:	Kari Jin, Staff Accountant Brian Roberts, General Counsel, Mobility Electronics, Inc.